STELLAR PHARMACEUTICALS, INC.
544 Egerton Street
London, Ontario
Canada N5W 3Z8
(519) 434-1540

May 9, 2011

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:           Stellar Pharmaceuticals, Inc.

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby requests acceleration of the effective date of its Registration Statement on Form S-1 under said Act (Registration No. 333-170459), so that the same will be declared effective on May 10, 2011 at 10:30 a.m., New York City time, or as soon thereafter as practicable.

We hereby acknowledge that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not asset staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Stellar Pharmaceuticals, Inc.

By:	/s/ Janice Clarke
Name:	Janice M. Clarke
Title:	Chief Financial Officer and
VP of Administration